June 11, 2015

Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	MSG Spinco, Inc.

Amendment No. 1 to Form 10-12B

Filed May 8, 2015

File No. 001-36900

Dear Mr. Dobbie:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated May 22, 2015, concerning the Registration Statement on Form 10 (the “Form 10”) of MSG Spinco, Inc. (“the Company”).

On behalf of the Company, I am submitting the following Company responses to the Comment Letter. The Company has, concurrently with the filing of this response letter, provided four marked copies of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 2 to the Form 10, as filed on June 11, 2015, and response letter via messenger. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

Form 10

Item 15. Financial Statements and Exhibits

1.	We note your response to our prior comment 1 that you will provide textual disclosure regarding the amount of revenue to be received under the Rights Agreement. So that we may better understand the context of this disclosure, please tell us the current portion of MSG Sports revenue that is derived from telecast rights, both with MSG Media and with the NBA and NHL.

Company Response:

Based on the Company’s projected fiscal year 2015 revenues, we estimate that the portion of MSG Sports’ fiscal year 2015 revenues derived from the local telecast rights of the New York Knicks and the New York Rangers will be approximately 9% and 3%, respectively. The Company and The Madison Square Garden Company (“MSG”) intend to increase the rights fees payable to the Company in the amended Rights Agreements. Based upon our current expectation of the new rights fees and the Company’s projected fiscal year 2015 revenues, if those increased rights fees were in effect for all of fiscal year 2015, we estimate that the portion of MSG Sports’ fiscal year 2015 revenues derived from the local telecast rights of the New York Knicks and the New York Rangers would be approximately 14% and 4%, respectively.

The Company does not control the terms of the NBA, WNBA and NHL national telecast rights (the “League Rights Agreements”), including the timing of distributions and the percentage thereof (although the NBA, WNBA and NHL have historically distributed nearly all of the rights fees to the teams). Based on the Company’s projected fiscal year 2015 revenues, we estimate that the portion of MSG Sports’ fiscal year 2015 revenues derived from MSG Sports’ portion of the League Rights Agreements will be approximately 7%.

Exhibit 99.1

Management’s Discussion and Analysis, page 62

Critical Accounting Policies, page 107

Goodwill, page 107

2.	Please tell us how you determined your reporting units for evaluating goodwill impairment (e.g., operating segments or components) in accordance with ASC 350-20-35. In this regard, please tell us whether discrete financial information is available for the business activities (i.e. sports franchises, venues, arenas, entertainment events, etc…) that comprise your MSG Sports and Entertainment operating segments, and whether the operating results are reviewed regularly by segment management. If so, and you aggregate more than one component into a single reporting unit, please provide the specific facts and circumstances supporting a conclusion that aggregation is appropriate pursuant to ASC 350-20-35-35.

Company Response:

The Company notes the Staff’s comment regarding the determination of reporting units for purposes of goodwill impairment testing. The Company continually assesses its reporting units and notes that we have had no changes in reporting units since MSG separated from Cablevision Systems Corporation in February 2010.

In determining reporting units for purposes of evaluating goodwill for impairment, the Company first reviewed the guidance of ASC 350-20-35-34, which discusses the definition of a component of an operating segment as follows:

“A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business….”

In evaluating the above guidance, the Company determined that there are several components of both the Sports and Entertainment operating segments, listed as follows:

•	Sports: New York Knicks (“Knicks”), New York Rangers (“Rangers”) (including its primary player development team, the Hartford Wolf Pack), New York Liberty (“Liberty”), an NBA Development League team, the Westchester Knicks (collectively, the “Franchises”) and Sports Properties

Note: Sports Properties is the component of the Sports segment that promotes, produces and/or presents a broad array of live sporting events outside of the Franchises’ games.

•	Entertainment: Bookings and Productions

As discussed in further detail later in this response, the Company has aggregated components within both the Sports and Entertainment operating segments in the determination of reporting units pursuant to ASC 350-20-35-35. The Company concluded that each component of the Sports and Entertainment operating segments constitute businesses as they are comprised of activities and assets that are capable of providing, and have historically provided, a return and economic benefits to the Company’s investors. Further, the Company assessed the information that segment management (in the context of ASC 350-20-35-34) regularly reviewed when performing this function. As a result of this assessment, the Company noted that since the separation of MSG from Cablevision Systems Corporation and for all periods presented in the Form 10, the segment manager received and regularly reviewed discrete financial information for each of the components discussed above.

The Company notes that ASC 350-20-35-35 permits the aggregation of components of an operating segment into a single reporting unit if the components have similar economic characteristics. In determining whether the components of an operating segment have similar economic characteristics, the Company assessed the following guidance included in ASC 280-10-50-11:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

•	The nature of the products and services;

•	The nature of the production processes;

•	The type or class of customer for their products and services;

•	The methods used to distribute their products or provide their services; and

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We note that ASC 350-20-55-6 states “Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” Furthermore, ASC 350-20-55-7 states “…all of the factors in paragraph ASC 280-10-50-11should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in ASC 280-10-50-11.” ASC 350-20-55-7 also lists incremental factors to consider in assessing economic similarity, in addition to the guidance set forth in ASC 280-10-50-11 as follows:

a)	The manner in which an entity operates its business or nonprofit activity and the nature of those operations

b)	Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)

c)	The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d)	Whether the components support and benefit from common research and development projects.

The Company assessed whether the components of the Sports and Entertainment operating segments have similar economic characteristics, pursuant to the above guidance in ASC 280 and ASC 350, which is discussed in further detail below.

Aggregation of the Components of the Sports Operating Segment

Components included in the assessment: Knicks, Rangers (including the Hartford Wolf Pack), Liberty, Westchester Knicks and Sports Properties.

Outlined below are the factors discussed in ASC 280-10-50-11 that management assessed in determining the presence of similar economic characteristics:

•	Nature of products and services – the Franchises and Sports Properties each provide live sporting events that are primarily presented at The Madison Square Garden Arena (“The Garden”), which is located in the New York metropolitan area. For example, the Franchises include the Knicks, a professional basketball team, and Sports Properties includes the presentation of college basketball games.

•	Nature of the production processes – The production process for each component is substantially identical, as it relates to the presentation of live sporting events. Although some of the components represent different sports, the presentation for each of them is fundamentally the same, including the preparation of the playing surface and the arena for attendance of a live audience.

•	Type or class of customer for products and services – The type or class of customers is generally the same, as customers are viewing live sporting events as a form of entertainment (primarily in the New York metropolitan area), with purchases made from the consumers’ pool of discretionary income. The Sports segment also generate revenues from the sale of suite licenses which includes, for each seat in the suite, tickets to generally all sporting events at The Garden for which tickets are sold to the general public. The Company also sells a combined ticket product, which entitles the customer access to all Knicks and Rangers home games, as well as certain Sports Properties events.

•	Methods used to distribute products or provide services – Each component presents live sporting events as a form of entertainment through the same means of distribution (primarily The Garden). Further, MSG Media holds the local telecast rights to Knicks, Rangers and Liberty games, as well as programming related to Sports Properties events. National television broadcast rights to the games are held by the respective leagues.

•	Nature of regulatory environment – Substantially all of the Sports segment’s events are subject to laws and regulations governing the sale and resale of tickets and consumer protection statutes. In addition, many of the events produced or promoted by each component are presented in our venues which are, like all public spaces, subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which our venues are located.

In addition, the Franchises are members of their respective leagues and, as such, are required to comply with their respective league constitutions and collective bargaining agreements. Similarly the exhibition of our Sports Properties events is subject to professional, collegiate and other sports sanctioning authorities.

Additionally, the Company assessed the factors listed above in ASC 350-20-55-7 and notes the following. The primary business of each component within the Sports segment is the promotion, production and/or presentation of a live sporting event. The components share assets including, but not limited to, the Company’s venues (primarily The Garden). Decisions regarding the level and amount of capital investments at the venues and the related recovery of those costs are viewed based on the revenues of all of the components of the Sports segment. The Company makes joint capital investments benefiting all components of the segment. Furthermore the following departments: sponsorship sales, ticketing, marketing and food and merchandise operations are shared and serve the Sports segment. More specifically, the Company’s integrated approach to the sale of sponsorships allows it to use and sell its broad array of assets in a complementary manner in order to maximize their collective value, both for the Company and for its marketing partners. Another example of shared resources is the Company’s proprietary customer database which drives revenue and engagement across all components, benefiting the Company through ticket sales, merchandise sales and sponsorship activation. This database provides the Company a greater opportunity to cross-promote its products and services, introducing customers to its wide range of assets and brands. Given the interdependencies of the components of the Sports segment, the recoverability of the goodwill allocated to the Sports segment is supported by the combined results of the Sports segment.

The Company’s primary measure used to assess the financial performance of its operating segments and components is adjusted operating cash flow (“AOCF”). The Company notes that its AOCF margin percentages for the components are dissimilar for various reasons, such as: (i) team personnel transactions, (ii) the Franchises’ financial performance dependence on actions taken by the NBA and NHL, (iii) the rights fees from MSG Media for carriage of proprietary professional sports content could vary, (iv) the operation of the Liberty and Westchester Knicks by the Sports segment as an integral part of its ownership of an NBA team (v) the mix of non-Franchise live sporting events, and (vi) the success of the Franchises and whether each team makes the playoffs. The Company determined that when assessing the qualitative factors listed above, the components meet the ‘economically similar’ criteria, despite differing AOCF margins.

Based on the above analysis, the Company believes that the aggregation of the Knicks, Rangers, Liberty, Westchester Knicks and Sports Properties components into a single reporting unit is appropriate as these components have similar economic characteristics. In addition, each component is considered to be similarly affected by general economic conditions, in particular those in the New York City metropolitan area, and the effect of these conditions on its customers.

Aggregation of the Components of the Entertainment Operating Segment

Components included in the assessment: Bookings and Productions.

Outlined below are the factors discussed in ASC 280-10-50-11 that management assessed in determining the presence of similar economic characteristics:

•	Nature of products and services – Both components provide live entertainment that is presented in the Company’s owned or controlled venues, which are primarily located in the New York metropolitan area. At the core of the business of both components is revenue generation from live entertainment.

•	Nature of the production processes – The primary business of both components is to present live entertainment events. This includes providing production services, such as front-of-house and back-of-house staffs, including stagehands, box office staff, ushers, security, staging, lighting and sound, and building services, as well as all of the other technical aspects involved in presenting a live entertainment event. While the Productions component develops the event’s content, the Bookings component deals with the promoters who generally provide a fully-produced event. From a venue perspective both components share the Company’s venues and facility services, primarily Radio City Music Hall, and the Company has made capital investments that benefit both components. Entertainment currently does not promote or co-promote events outside of the Company’s venues.

•	Type or class of customer for products and services – The type or class of patrons who view live entertainment in major markets are generally the same. For our Productions and for Bookings events in our venues that we promote, we recognize revenues from the sale of tickets to our audiences. Both components generate revenues from other streams, which are similar in nature and are dependent upon the ability of acts to attract strong attendance at our venues. For example, both Production and Bookings events generate revenue from facility and ticketing fees, concessions, sponsorships and merchandising. Both Bookings and Productions compete, in certain respects and to varying degrees, with other leisure-time activities such as television, radio, motion pictures, sporting events, other live performances and the Internet, in addition to competing for concerts with other event venues for total entertainment dollars in the Company’s marketplace.

•	Methods used to distribute products or provide services – Each component presents live entertainment events through the same means of distribution, the Company’s venues. In addition, advertising for both Bookings and Productions events is displayed at all of the Company’s events.

•	Nature of regulatory environment – Each component is subject to laws and regulations governing the sale and resale of tickets and consumer protection statutes. In addition, many of the events produced or promoted by each component are presented in our venues which are, like all public spaces, subject to building and health codes and fire regulations imposed by the state and local governments in the jurisdictions in which our venues are located.

Additionally, the Company assessed the factors listed above in ASC 350-20-55-7 and notes the following. The primary business of each component within the Entertainment segment is to derive revenues from the presentation of live entertainment, presented in the Company’s venues. Both the components share assets including, but not limited to Radio City Music Hall. Bookings and Productions also share other resources, such as the following departments: sponsorship sales, ticketing, marketing, group sales and food and merchandise operations. More specifically, the Company’s integrated approach to the sale of sponsorships allows it to use and sell its broad array of assets in a complementary manner in order to maximize their collective value, both for the Company and for its marketing partners. Another example of shared resources is the Company’s proprietary customer database which drives revenue and engagement across all components, benefiting the Company through ticket sales, merchandise sales and sponsorship activation. This database provides the Company a greater opportunity to cross-promote its products and services, introducing customers to its wide range of assets and brands. Entertainment jointly utilizes for both Bookings and Productions the strength of its industry relationships, marketing assets, customer database and live event expertise to create performance, promotion and distribution opportunities for artists, events and productions. Entertainment has also leveraged cross promotional opportunities between the components. Given the interdependencies of the components of the Entertainment segment, the recoverability of the goodwill allocated to the Entertainment segment is supported by the combined results of the Entertainment segment.

AOCF margin percentages for the components vary, depending on whether the Entertainment segment is promoting an event or licensing the venues to a third-party promoter. The Company determined that when assessing the qualitative factors listed above, the components meet the ‘economically similar’ criteria, despite differing AOCF margins.

Based on the above analysis, the Company believes that the aggregation of the Bookings and Productions components into a single reporting unit is appropriate as these components have similar economic characteristics. In addition, both Bookings and Productions are considered to be similarly affected by general economic conditions, and the effect of these conditions on their customers. Weak economic conditions may lead to lower demand for tickets to our live productions, concerts, family shows and other events, which would also negatively affect concession and merchandise sales, as well as lower levels of sponsorship and venue signage. These conditions may also affect the number of concerts, family shows and other events that take place in the future.

The Company believes that the aggregation of the respective components of our Sports and Entertainment operating segments used to determine reporting units is appropriate and in compliance with the guidance set forth by ASC 350-20-35.

Combined Financial Statements

Combined Statements of Operations, page F-4

3.	We note that you earn revenue from ticketing, concessions and merchandising, licensing and rentals among other revenue streams; however, your statements of operations reflect only revenues in the aggregate. In this regard, please tell how you considered the guidance outlined in Rule 5-03(b)(1) of Regulation S-X and why you believe your presentation of revenues in the aggregate is appropriate. Alternatively, please revise to comply by stating separately net sales from tangible products, services, rentals, and other revenues. Should you revise your revenue presentation, costs of revenues should also be revised to comply with Rule 5-03(b)(2) of Regulation S-X.

Company Response:

We respectfully acknowledge the Staff’s comment, and advise the Staff that the Company examined the guidance set forth in Rule 5-03(b)(1) of Regulation S-X, and determined that the Company’s current aggregate revenue presentation is appropriate. The Company derives its revenues primarily from service offerings, such as ticket sales for live entertainment or sporting events, sponsorship and signage revenues for advertisements depicted in our venues, and media rights arrangements between the Company and other parties, among others. The Company determined that these revenue streams are aligned with the guidance of Rule 5-03(b)(1)(d), which requires the presentation of “revenues from services.” The Company views attendance of live events as a service-based offering, rather than a “tangible product” as referenced by Rule 5-03(b)(1)(a).

The Company also notes that a percentage of its revenues is generated from food, beverage and merchandise sales. However, such amounts comprised less than 10% of the Company’s revenues in each of the years ended June 30, 2014, 2013 and 2012. As such, in accordance with Rule 5-03(b)(1) these product-based revenues have not been disclosed separately on the Company’s combined statements of operations. We will continue to monitor our product revenues as a percentage of our total revenues on an ongoing basis. To the extent the percentage exceeds 10% on a recurring basis we will modify the disclosure. While we expect that revenues from products will grow on an absolute basis, we expect such revenues will decline on a percentage of total revenues basis in future periods as we expect other sources of revenue to grow at a higher rate than revenues generated from food, beverage and merchandise sales.

Notes to Combined Financial Statements

Note 18: Segment Information, page F-43

4.	We note your response to prior comment 23 that the difference are due to the methodology used with regard to shared costs historically incurred by MSG and allocated to its three historical segments. In this regard, please provide a reconciliation of the differences in AOCF and operating income between MSG’s historical Sports and Entertainment segments and your reportable segments. For each reconciling item, please include the nature of the shared cost historically incurred by MSG and/or MSG’s historical Sports and Entertainment segments that were included or excluded for purposes of your carve out financial statements and why you believe your treatment was appropriate.

Company Response:

MSG’s segment reporting is based on MSG allocated shared costs to each of the three segments based on how the CODM viewed such costs to make decisions about allocating resources and assessing segment performance, as per ASC 280-10-50-27. For purposes of the Company’s combined statement of operations, we referred to the guidance in SEC SAB Topic 1B in determining the appropriate approach for specifically identifying costs and/or developing a reasonable and consistent method of allocating costs to the stand-alone financial statements when specific identification was not practicable. In assessing the amount of costs to allocate to the Company, we performed a detailed analysis of MSG’s historical cost pools. The first step was to determine the costs that should be allocated to the Company. The second step was to allocate the resulting costs between the Company’s Sports and Entertainment segments for the purpose of segment reporting disclosures. Note that consistent with MSG policy, certain costs were not allocated to the reportable segments and were instead reported in “All Other” within the Company’s segment reporting disclosures (herein referred to as “unallocated” costs).

In completing the first step, the Company analyzed MSG’s total cost pools of $216,749, $170,835 and $157,411 for the years ended June 30, 2014, 2013 and 2012, respectively, and $174,819 and $156,221 for the nine months ended March 31, 2015 and 2014, respectively. The cost pools were first analyzed to specifically identify costs on the basis of direct usage when identifiable. Costs related solely to MSG Media were excluded, while costs related solely to the Company were attributed 100% to the carve-out financial statements. Of the total cost pool, $69,266, $52,801 and $42,231, for the years ended June 30, 2014, 2013 and 2012, respectively, and $58,766 and $49,930 for the nine months ended March 31, 2015 and 2014, respectively, related to depreciation and amortization principally associated with the Garden, The Theater at Madison Square Garden and the Forum. Such costs were directly attributed to the Company and expensed in their entirety in the Company’s carve-out financial statements as they related to the Company’s venues. Consistent with the MSG historical financial statements and management’s internal reporting utilized by the CODM to make decisions on the allocation of resources, these costs were not allocated to Company’s segments and reside as a component of “All Other” within the segment reporting disclosures. The remaining cost pools of $147,483, $118,034 and $115,180 for the years ended June 30, 2014, 2013 and 2012, respectively and $116,053 and $106,291 for the nine months ended March 31, 2015 and 2014, respectively, were allocated to the Company following the guidance in SEC SAB Topic 1B using reasonable and consistent proportional drivers commonly used in carve-out financial statements, such as percentage of revenue or headcount. Of the total MSG cost pools, 71%, 69% and 68% for the years ended June 30, 2014, 2013 and 2012, respectively, and 70% and 68% for the nine months ended March 31, 2015 and 2014, respectively, were allocated to the Company.

In the second step, the total costs included in the Company’s combined statement of operations for each period were allocated among the Sports and Entertainment segments and “All Other” for the purposes of the Company’s segment reporting. Unallocated costs are reflected in the reconciliation of segment AOCF to total Company operating income in Notes 18 and 13 in our annual audited financial statements and our interim unaudited financial statements, respectively, included in the Information Statement. The allocable costs in each period were then allocated to the Sports and Entertainment segments using the same methodologies that were used in allocating the total MSG cost pools to the Company.

MSG utilizes multiple allocation methodologies that reflect the manner in which management operates the business from a resourcing perspective. Such historical segment allocation drivers included various combinations and weighting of the following: (i) budgeted / forecasted financial and other non-financial metrics, (ii) management’s estimates of time and level of effort incurred, (iii) segment revenues, (iv) segment operating expenses, (v) estimates of square footage occupied and (vi) headcount. In many instances, these allocation methodologies differed from the methodology used for carve-out purposes. Based on these different methodologies, reflecting a change in allocable amount of cost pools to the segments, as well as the different guidance around segment reporting as compared to carve-out reporting (ASC 280-10-50-27 vs. SEC SAB Topic 1B), the proportion of costs attributed to the Sports and Entertainment segments varied between MSG segment reporting and Company segment reporting.

For all periods presented, the amounts within the Company’s reportable segments differ from the corresponding amounts within MSG’s historical Sports and Entertainment segments due to the treatment of the shared costs for purposes of the carve-out financial statements as noted above. The Company has included a reconciliation below of the differences in operating income (loss) and AOCF between MSG’s historical Sports and Entertainment segments and the Company’s reportable segments for all periods presented, as follows:

	Nine Months Ended March 31,		Years Ended June 30,
($ in thousands)	2015	2014	2014	2013	2012
MSG Entertainment Historical Operating Income (Loss)	$27,308	$(4,412)	$(19,750)	$(24,732)	$(9,302)
Corporate Overhead (a)	5,442	4,627	5,791	8,386	10,406
Intersegment Expense Sharing (b)	1,506	212	1,735	1,294	1,468
Certain Employee Benefit Costs (c)	1,407	1,659	2,170	2,734	2,295

Spinco Entertainment Operating Income (Loss)	$35,663	$2,086	$(10,054)	$(12,318)	$4,867

	Nine Months Ended March 31,		Years Ended June 30,
($ in thousands)	2015	2014	2014	2013	2012
MSG Entertainment Historical AOCF	$38,340	$7,110	$(4,284)	$(10,205)	$5,295
Corporate Overhead (a)	5,442	4,627	5,791	8,386	10,406
Intersegment Expense Sharing (b)	1,506	212	1,735	1,294	1,468
Certain Employee Benefit Costs (c)	481	763	1,001	1,325	953

Spinco Entertainment AOCF	$45,769	$12,712	$4,243	$800	$18,122

	Nine Months Ended March 31,		Years Ended June 30,
($ in thousands)	2015	2014	2014	2013	2012
MSG Sports Historical Operating Income (Loss)	$31,211	$2,551	$(13,463)	$13,474	$13,069
Corporate Overhead (a)	4,429	4,438	4,088	4,029	(744)
Intersegment Expense Sharing (b)	1,220	1,405	920	1,011	1,057
Certain Employee Benefit Costs (c)	(1,901)	(2,050)	(3,398)	(3,241)	(3,542)

Spinco Sports Operating Income (Loss)	$34,959	$6,344	$(11,853)	$15,273	$9,840

	Nine Months Ended March 31,		Years Ended June 30,
($ in thousands)	2015	2014	2014	2013	2012
MSG Sports Historical AOCF	$51,926	$13,871	$3,575	$27,014	$28,717
Corporate Overhead (a)	4,429	4,438	4,088	4,029	(744)
Intersegment Expense Sharing (b)	1,220	1,405	920	1,011	1,057
Certain Employee Benefit Costs (c)	(1,439)	(1,613)	(2,605)	(2,766)	(2,924)

Spinco Sports AOCF	$56,136	$18,101	$5,978	$29,288	$26,106

(a)	Corporate overhead expenses are primarily related to centralized functions, including executive office, finance, treasury, tax, internal audit, legal, information technology and human resources functions, as well as expense related to rent and centralized office space management services.
(b)	Intersegment expense sharing is primarily related to costs incurred directly by one segment, and subsequently charged to other segments for various services, such as, but not limited to companywide strategic and marketing initiatives.
(c)	Certain employee benefit costs include expenses associated with the Company’s defined benefit pension plans and other postretirement benefit plan, and long-term incentive plan.

The Company believes the allocation approaches used for carve-out financial statements align with the guidance set forth in Question 2 of SEC SAB Topic 1B. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We have discussed this potential variance from actual results in Note 1. Basis of Presentation and Description of Business in both our annual audited financial statements and our interim unaudited financial statements included in the Information Statement. In addition, this potential variance is discussed in “Risk Factors – General Risks – Our Historical Financial Results as Business Segments of MSG and Our Unaudited Pro Forma Combined Financial Statements May Not be Representative of Our Results as a Separate, Stand-Alone Company” included in the Information Statement.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact John P. Mead at (212) 558-3764.

Sincerely,

/s/ Lawrence J. Burian
Lawrence J. Burian Executive Vice President, General Counsel and Secretary

cc:	John P. Mead, Esq., Sullivan & Cromwell LLP

Timothy M. Daly, KPMG LLP